Hume, Kieran Inc.
Investor Relations Counsel

HUME, KIERAN

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-4644

May 31, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (May 24, 2002: Parkland Announces Mailing of Information Circular for Special Meeting Relating to its Reorganization into an Income Fund), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser

Brenda Orser
Associate

PARKLAND INDUSTRIES LTD.

FOR IMMEDIATE RELEASE: Friday, May 24, 2002

Parkland Announces Mailing of Information Circular for Special Meeting Relating to its Reorganization into an Income Fund

Red Deer, Alberta, May 24, 2002 – Parkland Industries Ltd. (TSX:PKI) announced today that it has mailed materials to shareholders in connection with the special meeting of shareholders to be held on June 19, 2002 for the purpose of approving a plan of arrangement ("Arrangement") whereby Parkland will be reorganized into an income trust called Parkland Income Fund (the "Fund").

An information circular detailing the Arrangement has been mailed to shareholders of Parkland and is available on the Internet at www.sedar.com.

Under the terms of the Arrangement, shareholders of Parkland will receive, in exchange for each common share, $1.00 cash plus either: i) two units ("Units") in the Fund, or ii) if the shareholder is a Canadian resident and satisfies other criteria, two units ("Rollover LP Units") in a limited partnership controlled by the Fund. Each Rollover LP Unit is intended to have the same economic rights and benefits as a Unit and is exchangeable for one Unit until June 30, 2008. The Rollover LP Units are non-transferable and will not be qualified investments for RRSPs and other registered plans under the *Income Tax Act* (Canada). Electing to receive Rollover LP Units rather than Units may permit Canadian resident shareholders to defer recognition for tax purposes of a portion of any capital gain that would otherwise arise from the Arrangement.

As a further alternative, Canadian resident shareholders who hold their common shares through a holding company and satisfy other criteria may effect certain tax advantages by exchanging shares in the holding company for $1.00 cash plus two Units or Rollover LP Units for each common share of Parkland held by the holding company.

The reorganization will be effected pursuant to an Arrangement under the *Business Corporations Act* (Alberta). The Arrangement is subject to approval of at least 66 2/3% of the votes cast by common shareholders of Parkland. Directors and management who control approximately 33% of Parkland's issued and outstanding common shares (on a fully diluted basis), including Jack and Joan Donald, have indicated to the Board of Directors that they will vote in favour of the Arrangement.

After completion of the Arrangement, the Fund, together with the limited partnership that will issue the Rollover LP Units, will own, indirectly, securities which collectively represent the right to receive all cash flow available for distribution from the business of Parkland, after debt service payments, maintenance capital expenditures and other cash requirements. The Board of Directors has set the initial level of monthly distributions at

$0.14 per Unit and Rollover LP Unit, or the equivalent of $0.28 per common share to be payable on August 15, 2002 to holders of Units or Rollover LP Units of record on July 31, 2002.

It is expected that all stock options outstanding under Parkland's stock option plan will be exercised, resulting in 6,042,488 common shares being outstanding and a total of 12,084,976 Units and Rollover LP Units being outstanding following the effective date of the Arrangement which is expected to be on or about June 28, 2002.

RBC Capital Markets has provided advisory services to a Special Committee of the Board of Directors and has provided an opinion to the Special Committee as to the fairness of the Arrangement, from a financial point of view, to the existing Parkland common shareholders.

In addition to the requirement for shareholder approval, the reorganization will be contingent on the concurrent satisfaction of other conditions, including obtaining regulatory and court approvals.

The meeting of Parkland shareholders to consider the transactions will be held on June 19, 2002 at 4:00 p.m. (Mountain time) at the Black Knight Inn, 2929 – 50th Avenue, Red Deer, Alberta.

Parkland Industries Ltd. is western Canada's largest independent marketer of transportation fuels. Parkland has developed a strong market niche and positive cash flow base by concentrating its retail and wholesale gasoline outlets and convenience stores in non-urban markets.

For further information:

Red Deer:	Andrew B. Wiswell, President & C.E.O.	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance	(403) 357-6400
Toronto:	Jon W. Kieran, Investor Relations	(416) 868-1079

or visit Parkland's Web Site at www.parklandindustries.com.

HUME, KIERAN

Hume, Kieran Inc.
Investor Relations Counsel

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-4644

02 JUN 11 AM 11:53

May 31, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (May 1, 2002: Parkland Industries Ltd. to Hold Conference Call …), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser

Brenda Orser
Associate

FOR IMMEDIATE RELEASE: Wednesday, May 1, 2002

Parkland Industries Ltd. to Hold Conference Call to Review Reorganization into an Income Fund and to Review 3rd Quarter Results, Friday, May 3, 2002 at 9:00 a.m. MDT (11:00 a.m. EDT)

Red Deer, Alberta, May 1 – Parkland Industries Ltd. (TSE: PKI) will hold a conference call, Friday, May 3, 2002 at 9:00 a.m. MDT (11:00 a.m. Eastern) to review the Company's Plan of Arrangement for reorganization into an Income Fund, announced on Monday, April 29, 2002, and to review the fiscal third quarter results.

Andrew Wiswell, President and Chief Executive Officer and John Schroeder, Vice President, Finance will participate in the call. Participants may join the conference call by dialing 232-6311 in the Calgary area and all other areas 1-888-458-1598, and quote password number 71609.

For those unable to participate, instant replay will be available for up two weeks. To access the replay, listeners should dial 1-877-653-0545.

Parkland Industries Ltd. is Western Canada's largest independent marketer of transportation fuels. Across Western and Northern Canada, Parkland has developed a strong market niche and positive earnings base by concentrating its retail and wholesale gasoline outlets and convenience stores in non-urban markets.

- 30 -

For further information:

Red Deer:	Andrew B. Wiswell, President & C.E.O.	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance	(403) 357-6400
Toronto:	Jon W. Kieran, Investor Relations	(416) 868-1079

or visit Parkland's Web Site at www.parklandindustries.com.

HUME, KIERAN

Hume, Kieran Inc.
Investor Relations Counsel

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-4644

May 31, 2002

02 JUN 11

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (April 29, 2002: Parkland Announces Reorganization Into an Income Fund; …), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser.

Brenda Orser
Associate

FOR IMMEDIATE RELEASE: Monday, April 29, 2002

Parkland Announces Reorganization Into an Income Fund;
Structure to Maximize Shareholder Value;
Includes $1.00 per Common Share Special Dividend

Red Deer, Alberta, April 29, 2002 – Parkland Industries Ltd. (PKI:TSE) announced today that its Board of Directors has unanimously agreed to reorganize the Company into an income trust named Parkland Income Fund. The proposed reorganization is the foundation of a plan to unlock the value of significant cash flow generated by the Company and to provide an enhanced platform for growth. The reorganization will be accomplished by way of a Plan of Arrangement that is subject to approval by holders of Parkland common shares at a meeting to be held on June 12, 2002. The Plan of Arrangement will also be subject to court and other regulatory approvals.

Under the terms of the Arrangement, shareholders of Parkland can elect to receive, for each Parkland common share, either: I) two units ("Fund Units") in the Fund, or ii) if a Canadian resident, two units ("LP Units") in a limited partnership controlled by the Fund, with the LP Units being exchangeable for Fund Units on a one for one basis. In connection with the Arrangement, it is expected that all stock options outstanding under the Company's Stock Option Plan will be exercised, resulting in 6,042,488 common shares being outstanding and a total of 12,084,976 Fund Units and LP units being outstanding following the effective date of the Arrangement. Subject to approval of the Arrangement, shareholders will also receive a one-time special cash dividend of $1.00 for each Parkland common share.

After completion of the Arrangement, the Fund, together with the limited partnership that will issue the LP Units, will own, indirectly, securities which collectively represent the right to receive all cash flow available for distribution from the business of Parkland, after interest on debt, maintenance capital expenditures and other cash requirements. The Board of Directors has set the initial level of monthly distributions at $0.14 per Fund Unit, or the equivalent of $0.28 per common share.

Reasons for Reorganizing

Some of the compelling reasons for converting Parkland into an income trust include the following:

- Parkland is a business that is ideally suited for an income trust structure.
- Parkland has low ongoing maintenance capital cash requirements relative to its ability to generate relatively stable cash flow.

...2

- In addition, the Company has reached the critical asset mass and geographic diversification necessary to maintaining a strong and stable annual cash flow base.

The income trust structure provides an efficient model for both the support of operations and the return of available cash flow to Unitholders of the Fund.

- Investors in income trusts generally value units on a cash-on-cash return basis, which is expected to result in more favourable valuation levels of the Fund Units compared to the existing common shares.
- Parkland expects holders of fund Units will enjoy enhanced market liquidity relative to that which currently exists for holders of Parkland common shares.
- The Fund units are expected to provide an enhanced ability for the fund to pursue its growth strategy, through access to equity capital and as a form of consideration for acquisitions.

Plan of Arrangement

The reorganization will be effected pursuant to an Arrangement under the *Business Corporations Act* (Alberta). The Arrangement is subject to approval of at least 66 2/3% of the votes cast by common shareholders of Parkland. Directors and senior officers who control approximately 33% of the Company's issued and outstanding common shares, including Jack and Joan Donald, have indicated to the Board of Directors that they will vote in favour of the Arrangement.

Under the Arrangement, shareholders will have the following options:

- to receive two Fund Units for every one common share of Parkland; or
- if a Canadian resident, to receive two LP Units for every one common share of Parkland.

Subject to approval of the Arrangement, shareholders will receive a one-time special cash dividend of $1.00 for each common share held. Parkland expects to continue to enjoy a strong balance sheet following the conversion. Pro forma net debt (long term debt minus net working capital) at March 31, 2002, adjusted for proceeds to be received on the exercise of options and payment of the $1.00 per share special dividend, was approximately $8 million or approximately 0.4 times the last 12 months' cash flow.

The conversion of Parkland common shares into Fund Units will be a taxable transaction. The alternative of receiving LP Units may provide Canadian resident shareholders who elect this option with the opportunity to defer all or part of the income tax consequences of the Arrangement until the earlier disposition of the LP Units and June 30, 2008.

H U M E , K I E R A N

Hume, Kieran Inc.

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Investor Relations Counsel

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-4644

May 31, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (April 29, 2002: Parkland Reports Third Quarter Record Performance Continues), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser

Brenda Orser
Associate

PARKLAND INDUSTRIES LTD.

FOR IMMEDIATE RELEASE: Monday April 29, 2002

PARKLAND REPORTS THIRD QUARTER
RECORD PERFORMANCE CONTINUES

Red Deer, April 29, 2002 -- Parkland Industries Ltd. today announced its business highlights and financial results for the third quarter of fiscal year 2002 showing positive third quarter and record nine month earnings.

	Three Months ended March 31			Nine Months ended March 31		
	2002	2001	2000	**2002**	2001	2000
Sales Volumes, Refined Products (Millions of litres)	**190**	204	182	**643**	676	595
Revenue (Millions)	**$ 88.3**	$106.1	$90.8	**$ 319.3**	$ 359.9	$ 271.7
EBIDTA (000'S)	**$2,987**	$2,026	$ 180	**$19,567**	$11,006	$ 8,038
Net Earnings (000'S)	**$ 774**	$ (264)	$(1,262)	**$ 7,984**	$ 2,573	$ 1,067
Per Share - Basic	**$ 0.14**	$(0.05)	$(0.23)	**$ 1.46**	$ 0.47	$ 0.20
Per Share - Diluted	**$ 0.14**	$(0.05)	$(0.23)	**$ 1.44**	$ 0.46	$ 0.19
Cash Flow (000's)	**$2,933**	$2,007	$ 695	**$14,309**	$ 8,551	$ 6,813
Per Share - Basic	**$ 0.53**	$ 0.36	$ 0.13	**$ 2.61**	$ 1.57	$ 1.25
Per Share - Diluted	**$ 0.53**	$ 0.36	$ 0.13	**$ 2.59**	$ 1.52	$ 1.21

Parkland has adopted the treasury method for calculating per share diluted earnings and cash flow commencing with the June 30, 2001 report. As a result the prior year's comparative numbers have been restated.

Three Months Ended March 31, 2002

Revenues were lower in the third quarter of 2002 compared with the prior year due to underlying crude prices being six cents per litre lower leading to lower retail prices. Retail fuel volumes were consistent with 2001 while lower margin wholesale volumes declined slightly.

Stronger gross margin performance in March followed seasonal lows in January and February and drove a 65% increase in EBIDTA and a diluted earnings per share of $0.14 a substantial improvement compared with a loss of $(0.05) in the three months ending March 31, 2001.

A further contributor to improved EBITDA was a lower cost of sales in the current quarter compared with the prior year when results were negatively impacted by the operations of the refinery, brought about by the condensate premium to crude prices.

Nine Months Ended March 31, 2002

Sales volume for the nine month period declined five percent on consistent retail volumes and declining lower margin wholesale volumes. Gross margins on fuel sales for the nine months ended March 31, 2002 were significantly higher than the prior year's comparative period resulting in EBITDA increasing 81%, net earnings increasing by 215% and cash flow increasing 112%. Diluted earnings per share increased to $1.42 from $0.45.

...2

Suite 236, Riverside Office Plaza, 4919-59 Street, Red Deer, Alberta T4N 6C9 Telephone: (403) 343-1515, Fax: (403) 346-3015

Andrew B. Wiswell, President and CEO, said encouraging progress was made in the resolution of issues with respect to the sale of the Bowden refinery to the Blood Tribe. Work continues on the conditions precedent to the Federal Government Approval in Principle for creation of a reserve on the refinery site. Once this Approval in Principle is received, the Tribe will take steps to confirm its exemption from excise tax which will lead to completion of the sale. Operations at the refinery were suspended September 30, 2001 to avoid the premium cost of condensate feedstock compared to crude oil which has generally been the trend over the past few years. The refinery will be reopened when the sale is completed or when condensate prices develop a sustained trend in line with crude oil.

Parkland is continuing its convenience store building program with 23 stores completed and four awaiting near term development. Convenience store financial performance continues to improve with same store sales and gross margins showing increases and monthly profitability is projected to be achieved during the fourth quarter of fiscal 2002. The upcoming construction season will see completion of the four stores awaiting development and an additional five stores will be added in the first quarter of fiscal 2003.

The Company expects fuel sales volumes to strengthen in the fourth quarter consistent with seasonal trends. This growth in volume, together with current market conditions should see strong gross margins drive ongoing positive financial performance. This ongoing improvement in financial performance, together with a strong cash position and balance sheet position the Company well for sustained growth and expansion.

Parkland Industries Ltd. is a diversified petroleum marketing company with fuel retailing, convenience store and transportation operations.

Parkland Industries Ltd. is listed on the Toronto Stock Exchange (PKI).

This news release contains forward-looking statements concerning the anticipated performance of the Company. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if conditions or opinions should change.

- 30 -

For further information:

Red Deer:	Andrew B. Wiswell, President & C.E.O.	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance	(403) 357-6400
Toronto:	Jon W. Kieran, Investor Relations	(416) 868-1079

(If you prefer to receive Company news releases via e-mail, please request at corpinfo@parklandindustries.com)

HUME, KIERAN

Hume, Kieran Inc.
The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Investor Relations Counsel
Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-4644

May 31, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (January 29, 2002: Parkland Reports Second Quarter Strong Performance Continues), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser

Brenda Orser
Associate

FOR IMMEDIATE RELEASE: Tuesday, January 29, 2002

PARKLAND REPORTS SECOND QUARTER
STRONG PERFORMANCE CONTINUES

Red Deer, January 29, 2002 -- Parkland Industries Ltd. today announced financial results for the second quarter of fiscal year 2002 setting a new Company record for second quarter and six month earnings.

	Three Months Ended December 31			Six Months Ended December 31		
	2001	2000	1999	**2001**	2000	1999
Sales Volumes, Refined Products (Millions of Litres)	**213**	214	193	**453**	472	412
Revenue (Millions)	**$ 99.6**	$119.3	$ 89.1	**$ 231.0**	$253.8	$180.9
EBITDA (000s)	**$5,729**	$3,270	$3,414	**$16,580**	$8,980	$7,858
Net Earnings (000s)	**$2,182**	$ 667	$ 849	**$ 7,210**	$ 2,837	$2,331
Per Share – Basic	**$ 0.40**	$ 0.12	$ 0.16	**$ 1.32**	$ 0.52	$ 0.43
Per Share – Diluted	**$ 0.36**	$ 0.12	$ 0.15	**$ 1.27**	$ 0.50	$ 0.42
Cash Flow (000s)	**$3,627**	$ 2,711	$2,800	**$11,376**	$6,544	$6,119
Per Share – Basic	**$ 0.66**	$ 0.50	$ 0.52	**$ 2.08**	$ 1.21	$ 1.13
Per Share – Diluted	**$ 0.60**	$ 0.47	$ 0.48	**$ 2.01**	$ 1.15	$ 1.09

Parkland has adopted the treasury method for calculating per share diluted earnings and cash flow commencing with the June 30, 2001 report. As a result the prior year's comparative numbers have been restated.

Three Months Ended December 31, 2001

Retail fuel volumes exceeded the prior year while wholesale volumes declined slightly leaving combined volumes relatively unchanged.

Gross margins on fuel sales continued to exceed the prior year driving a 75 percent increase in EBITDA and a Diluted Earnings Per Share of $0.36 compared to $0.12 in the three month period ending December 31, 2000. The trend during the second quarter was toward historically lower values following the extremely strong performance in the first quarter of fiscal 2002.

...2

Six Months Ended December 31, 2001

Overall sales volumes for the six-month period declined four percent as the Company continued its strategy of moving away from categories of wholesale sales which yielded inadequate margins. Gross margins on fuel sales for the six months ended December 31, 2001 were significantly higher than the prior year comparative period resulting in EBITDA increasing 85 percent, Net Earnings increasing by 154 percent and Cash Flow increasing 74 percent. Diluted Earnings Per Share increased to $1.27 from $0.50.

Parkland is continuing its six-year, $50 million convenience store building program with 23 stores completed and in operation and three awaiting redevelopment. The Company's Capital Expenditures totalled $7.2 million with the majority of the funds going to the convenience store program together with its related fuel equipment. Convenience store financial performance continues to improve with same store sales and gross margins delivering positive increases.

With respect to the sale of the Bowden refinery to the Blood Tribe, the Tribe is awaiting federal government approval to create a reserve on the refinery site. After this approval is received, a tax decision will be sought regarding an excise tax exemption and this will lead to completion of the sale. Operations at the refinery were suspended September 30, 2001 to avoid the premium pricing of condensate feedstock compared to crude oil which has generally been the trend over the past few years. The refinery will be re-opened when the sale is completed or when condensate prices develop a sustained trend in line with crude oil.

During the second quarter, the Company announced that Andrew Wiswell had been appointed President and CEO and that retiring President and CEO Jack Donald would continue as Chairman of the Board.

Over the foreseeable future, the Company expects sales volumes to continue strong. Normal seasonal weakness in gross margins may restrain financial performance in the third quarter but a continuation of historic trends would lead to a strong finish in the fourth fiscal quarter. The improved financial performance to date, together with a strong cash position and balance sheet, set the stage for sustained growth and expansion.

Parkland Industries Ltd. is a diversified petroleum marketing company with fuel retailing, convenience store and transportation operations.

Parkland Industries Ltd. is listed on the Toronto Stock Exchange (PKI).

...3

This news release contains forward-looking statements concerning the anticipated performance of the Company. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if conditions or opinions should change.

- 30 -

For further information:

Red Deer:	Andrew B. Wiswell, President & C.E.O.	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance	(403) 357-6400
Toronto:	Jon W. Kieran, Investor Relations	(416) 868-1079

(If you prefer to receive Company news releases via e-mail, please request at corpinfo@parklandindustries.com.)

HUME, KIERAN

Hume, Kieran Inc.

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Investor Relations Counsel

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-4644

May 31, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (December 3, 2001: Parkland Announces New President and Chief Executive Officer), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser
Associate

PARKLAND INDUSTRIES LTD.

FOR IMMEDIATE RELEASE: Monday, December 3, 2001

PARKLAND ANNOUNCES NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER

Red Deer, Monday, December 3, 2001 – Parkland's Board of Directors today is pleased to announce the appointment of Andrew B. Wiswell as President and Chief Executive Officer effective today.

Andrew Wiswell is an experienced senior executive in the energy business with a track record of delivering positive leadership, driving financial performance and adding shareholder value.

Mr. Wiswell assumed increasing responsibilities over a 16 year career at Gulf Canada with key roles as Vice President Marketing and Senior Vice President Finance and Chief Financial Officer. Under his leadership, the Marketing team substantially improved revenues and profitability, and successfully managed commodity price risk. As CFO, Mr. Wiswell was actively involved in corporate strategy, equity and debt financings, acquisitions and divestments, investor relations and driving organizational effectiveness.

Following his career at Gulf, Mr. Wiswell moved into the fuels business as President of ICG Propane, where he successfully led the turnaround of ICG.

Mr. Wiswell earned his B.A. and LLB degrees from the University of Manitoba and his MBA from the University of Western Ontario.

Jack C. Donald will retire as President and Chief Executive Officer and will continue as Parkland's Board Chairman, carrying on his association with the Company he and his wife, Joan, acquired control of in 1977. This move will provide for continuity of the Company's senior executive team including the separation of duties of the Board Chair and the Chief Executive Officer. Mr. Donald and the Board are looking forward to the new leadership and initiatives that Mr. Wiswell will bring to Parkland in the future.

Parkland Industries Ltd. is a diversified petroleum marketing company with fuel retailing, convenience store and transportation operations.

Parkland Industries Ltd. is listed on the Toronto Stock Exchange (PKI).

- 30 -

For further information:

Red Deer:	Andrew Wiswell, President & CEO	(403) 357-6400
Red Deer:	Jack C. Donald, Board Chairman	(403) 357-6400
Toronto:	Jon W. Kieran, Investor Relations	(416) 868-1079

(If you prefer to receive Company news releases via e-mail, please request at corpinfo@parklandindustries.com.)

Hume, Kieran Inc.

Investor Relations Counsel

HUME, KIERAN

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-4644

May 31, 2002

02 JUN 11 AM 11:54

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (November 6, 2001: Parkland Industries Reports Record Results for the First Quarter of Fiscal 2002; Declares Regular Semi-Annual Dividend), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser

Brenda Orser
Associate

FOR IMMEDIATE RELEASE: Tuesday, November 6, 2001

PARKLAND REPORTS RECORD RESULTS FOR THE FIRST QUARTER of FISCAL 2002; DECLARES REGULAR SEMI-ANNUAL DIVIDEND

Red Deer, Tuesday, November 6, 2001 -- Parkland Industries Ltd. today announced results for the first quarter of fiscal year 2002 setting a new Company record for quarterly earnings.

THREE MONTH RESULTS (three months ended September 30, 2001 compared with the three months ended September 30, 2000)

- Sales, net of consumer taxes, were $131.4 million compared with $134.4 million.
- EBITDA was $10.9 million compared with $5.7 million.
- Net earnings were $5.0 million ($0.92 per share basic and $0.91 diluted) compared with $2.2 million ($0.40 per share basic and $0.38 diluted).
- Cash flow was $7.7 million ($1.42 per share basic and $1.40 diluted) compared with $3.8 million ($0.71 per share basic and $0.67 diluted).

The Board of Directors has declared the semi-annual dividend of ten cents ($0.10) per common share payable January 31, 2002 to shareholders of record on January 15, 2002.

Jack Donald, President, said the first quarter results were a new quarterly earnings record exceeding the results of the immediately preceding quarter as well as the comparative quarter in the prior year. The strong performance was led by increased gross margins on gasoline and diesel sales and lower condensate costs.

Retail volumes remained the same as the prior year while wholesale volumes declined slightly. The decline in sales volumes, which amounted to 6.6% of total sales, resulted from the Company moving away from categories of wholesale sales which yielded inadequate margins. This change in strategy together with the buoyant retail market resulted in increased margins and substantially higher earnings.

Parkland has adopted the treasury method for calculating per share diluted earnings and cash flow commencing with the June 30, 2001 report. As a result the prior year's comparative numbers have been restated.

...2

Suite 236, Riverside Office Plaza, 4919-59 Street, Red Deer, Alberta T4N 6C9 Telephone: (403) 343-1515, Fax: (403) 346-3015

Parkland is continuing its six year, $50 million convenience store building program with 23 stores completed and in operation and three awaiting rebuilding.

With respect to the sale of the Bowden refinery to the Blood Tribe, the Tribe is awaiting federal government approval to create a reserve on the refinery site. After this approval is received a tax decision will be sought regarding an excise tax exemption and this will lead to completion of the sale. Operations at the refinery were suspended September 30, 2001 to avoid the excessive pricing of condensate feedstock which has occurred from time to time over the past four years. The refinery will be re-opened when condensate prices develop a sustained trend in line with crude oil or when the sale is completed.

The Company announced that the Board of Directors is developing a succession plan to provide for continuity of the Company's senior executive team including the separation of duties of the Board Chair and the Chief Executive Officer. This includes a search for a senior executive to join Parkland's management team and the continuation of Jack Donald as Chair of the Board.

Over the foreseeable future, the Company expects sales volumes to continue strong while gross margins continue to vary from time to time. However, if gross margins continue at levels prevailing over the past two years the Company should realize very satisfactory earnings.

Parkland Industries Ltd. is a diversified petroleum marketing company with fuel retailing, convenience store and transportation operations.

Parkland Industries Ltd. is listed on the Toronto Stock Exchange (PKI).

This news release contains forward-looking statements concerning the anticipated performance of the Company. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if conditions or opinions should change.

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For further information:

Red Deer:	Jack C. Donald, President & C.E.O.	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance	(403) 357-6400
Toronto:	Jon W. Kieran, Investor Relations	(416) 868-1079

(If you prefer to receive Company news releases via e-mail, please request at corpinfo@parklandindustries.com.)